NOTIFICATION OF LATE FILING


                                FORM 12b-25

                                                     SEC FILE NUMBER 000-23309

                                                     CUSIP NUMBER 501942106

                              UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549


 (Check One):   / / Form 10-K        /  / Form 20-F      /  / Form 11-K
               /X/ Form 10-Q       /  / Form N-SAR


For period ended:  March 31, 2000
/ / Transition Report on Form 10-K
/ / Transition Report on Form 20-F
/ / Transition Report on Form 11-K
/ / Transition Report on Form 10-Q
/ / Transition Report on Form N-SAR

For the Transition Period Ended:________________________________________


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Nothing  in this form  shall be  construed  to imply  that  the  Commission  has verified any  information contained  herein.
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If the notification  relates to a portion of the filing checked above,  identify the item(s) to which the notification relates:

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PART 1-REGISTRANT INFORMATION

LINC Capital, Inc.
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Full Name of Registrant

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Former Name if Applicable

303 E. Wacker Drive Suite 1000
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Address of Principal Executive Office (Street and Number)

Chicago, IL 60601
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City, State and Zip Code

PART II-Rules 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

/X/ (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

/X/ (b) The subject annual report, semi-annual report, transition report on Form 10- K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable

PART III-NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     As previously announced and as discussed in its Form 10-K filing for the year ended December 31, 1999, the Company is in violation of various covenants of its revolving credit agreement and its conduit and term securitization programs. Since March 31, 2000, the Company has been involved in extensive negotiations with its secured creditors regarding a restructuring of its credit agreements and a forbearance from enforcement of remedies. These discussions have not been conclusive and have necessitated the preparation of extensive analyses and data to assist the company and its creditors to evaluate the appropriate course of action. This has substantially detracted from the time available to complete the preparation of the Company's Form 10-Q for the period ended March 31, 2000. In addition, the Company believes that it is beneficial to include in this Form 10-Q filing the most recent developments in the negotiations with its lenders. Therefore, the Company felt it necessary to postpone its filing to permit it to complete the Form 10-Q and to incorporate therein the most recently available summary of the status of its business, operations and status of negotiations with its secured creditors.

PART IV-OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification


   Allen P. Palles               (312)                      946-1000
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       (Name)                  (Area Code)              (Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). /X/ Yes / / No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof? /X/ Yes / / No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     For the past several months, the Company has been constrained by insufficient capital and liquidity. Consequently, the Company curtailed its portfolio finance and leasing activities during the three months ended March 31, 2000, compared to the same period in the prior year. Since the Company's selling, general and administrative expense structure was intended to provide for a higher volume of activity than was actually achieved during the first three months of 2000, earnings are expected to be negatively impacted.
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                               LINC Capital, Inc.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date  May 15, 2000
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By    /s/ Allen P. Palles
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INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly  authorized  representative.  The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.



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                                   ATTENTION
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Intentional  misstatements  or omissions  of fact  constitute  Federal  Criminal
Violations (See 18 U.S.C. 1001)